SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

3 December 2020

Shriti Vadera to succeed Paul Manduca as Chair on 1 January 2021

Further to the announcement on 30 January 2020, the Board has today confirmed that Shriti Vadera will succeed Paul Manduca as Chair of Prudential's Board and as Chair of its Nomination & Governance Committee with effect from 1 January 2021.

Paul Manduca will step down from the Board with effect from 31 December 2020, having served as a Non-Executive Director since 2010 and as Chairman since 2012.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

About Shriti Vinodkant Vadera
Shriti Vadera began her career in investment banking with SG Warburg/UBS in 1984, where she focused on markets in Asia, Africa and South America. She was a member of the UK Government's Council of Economic Advisers from 1999 to 2007, advising on domestic and international issues including the UK Government's response to the Asian financial crisis. She was a Minister in the UK Government from 2007 to 2009 in the Department for International Development, Cabinet Office and Department for Business, Innovation and Skills, working on issues such as the UK Government's response to the global financial crisis and its Presidency of the G20. Shriti Vadera was a Senior Adviser to the Korean Presidency of the G20 from 2009 to 2010. She also acted as an adviser to investors and governments - including Temasek, the global investment company headquartered in Singapore - on strategy and markets, the Eurozone crisis, the banking sector and debt restructuring from 2010 to 2014. She was a Non-Executive Director of AstraZeneca plc from 2011 to 2018. Shriti Vadera was Chair of the European Financial Services Chairmen's Advisory Committee from June 2016 to January 2019. She was Chair of Santander UK Group Holdings plc from 2015 to October 2020.  She also served on the Board of BHP as a Non-Executive Director from 2011 - and as Senior Independent Director from 2015 - until October 2020.  She was a Trustee of Oxfam from 2000 to 2005. She holds a degree in Philosophy, Politics and Economics from the University of Oxford. Age 58.

Shareholding
Shriti Vadera holds 67,500 ordinary shares of Prudential plc.

Length of service
Non-Executive Directors are usually appointed for an initial three-year term. They are typically expected to serve for two three-year terms, although the Board may invite them to serve for an additional period.

Remuneration
The Chair is not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. The Chair's fee is determined by the Remuneration Committee.

Shriti Vadera's annual fee at appointment as Chair of the Board will consist of a basic fee of £765,000.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 December 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary